CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Fixed Rate Senior Notes Due 2018	$251,212,500	$ 9,872.66

PROSPECTUS Dated January 25, 2006 AMENDMENT NO. 1 TO PROSPECTUS SUPPLEMENT Dated July 24, 2007	Pricing Supplement No. 601 to Registration Statement No. 333-131266 Dated April 1, 2008 Rule 424(b)(2)

GLOBAL MEDIUM-TERM NOTES, SERIES F
Fixed Rate Senior Notes Due 2018

We, Morgan Stanley, are offering the Global Medium-Term Notes, Series F, Fixed Rate Senior Notes Due 2018 (the “notes”) described below on a global basis.  We may redeem some or all of the notes at any time in accordance with the provisions described in the accompanying prospectus under the heading “Description of Debt Securities—Redemption and Repurchase of Debt Securities—Optional Make-whole Redemption of Debt Securities,” as supplemented by the provisions below relating to the notes.

The notes offered hereby constitute a further issuance of, and will be consolidated with, the $2,250,000,000 aggregate principal amount of Fixed Rate Senior Notes Due 2018 issued by us on April 1, 2008.  The notes offered hereby will have the same CUSIP number as the previously issued notes and will trade interchangeably with the previously issued Fixed Rate Senior Notes Due 2018 immediately upon settlement. Upon completion of this offering, the aggregate principal amount outstanding of all such notes will be $2,500,000,000.

We will issue the notes only in registered form, which form is further described under “Description of Notes—Forms of Notes” in the accompanying prospectus supplement.

We describe the basic features of the notes in the section of the accompanying prospectus supplement called “Description of Notes” and in the section of the accompanying prospectus called “Description of Debt Securities—Fixed Rate Debt Securities,” in each case subject to and as modified by the provisions described below.

Principal Amount:	$250,000,000	Interest Payment Dates:	Each April 1 and October 1,
Maturity Date:	April 1, 2018		commencing on October 1, 2008
Settlement Date		Interest Payment Period:	Semi-annual
(Original Issue Date):	April 4, 2008	Minimum Denominations:	$100,000 and integral multiples
Interest Accrual Date:	April 1, 2008		of $1,000 in excess thereof
Issue Price:	100.485%, plus accrued	Business Days:	New York
	interest	CUSIP:	6174466Q7
Specified Currency:	U.S. dollars	ISIN:	US6174466Q77
Redemption Percentage		Other Provisions:	Optional make-whole redemption
at Maturity:	100%		(spread over treasury rate: plus
Interest Rate:	6.625% per annum (calculated		50 basis points)
on a 30/360 day count basis)

Terms not defined herein have the meanings given to such terms in the accompanying prospectus supplement and prospectus, as applicable.

MORGAN STANLEY

ABN AMRO	ANZ SECURITIES, INC.	BMO CAPITAL MARKETS
CALYON	DANSKE MARKETS	MITSUBISHI UFJ SECURITIES
MIZUHO SECURITIES USA INC.	NATIXIS BLEICHROEDER INC.	RBC CAPITAL MARKETS
SANTANDER INVESTMENT	SCOTIA CAPITAL	TD SECURITIES
WELLS FARGO SECURITIES	BB&T CAPITAL MARKETS	CABRERA CAPITAL MARKETS, LLC
LOOP CAPITAL MARKETS, LLC	SIEBERT CAPITAL MARKETS	THE WILLIAMS CAPITAL GROUP, L.P.

Supplemental Information Concerning Plan of Distribution

On April 1, 2008, we agreed to sell to the managers listed below, and they severally agreed to purchase, the principal amounts of notes set forth opposite their respective names below at a net price of 100.035%, plus accrued interest, which we refer to as the “purchase price” for the notes.  The purchase price equals the stated issue price of 100.485%, plus accrued interest less a combined management and underwriting commission of 0.45% of the principal amount of the notes.

Name	Principal Amount of Notes
Morgan Stanley & Co. Incorporated	$211,250,000
ABN AMRO Incorporated	2,500,000
ANZ Securities, Inc.	2,500,000
BMO Capital Markets Corp.	2,500,000
Calyon Securities (USA) Inc.	2,500,000
Danske Markets Inc.	2,500,000
Mitsubishi UFJ Securities International plc	2,500,000
Mizuho Securities USA Inc.	2,500,000
Natixis Bleichroeder Inc.	2,500,000
RBC Capital Markets Corporation	2,500,000
Santander Investment Securities Inc.	2,500,000
Scotia Capital (USA) Inc.	2,500,000
TD Securities (USA) LLC	2,500,000
Wells Fargo Securities, LLC	2,500,000
BB&T Capital Markets, a division of Scott & Stringfellow, Inc.	1,250,000
Cabrera Capital Markets, LLC	1,250,000
Loop Capital Markets, LLC	1,250,000
Muriel Siebert & Co., Inc.	1,250,000
The Williams Capital Group, L.P.	1,250,000
Total	$250,000,000

With respect to notes to be offered or sold in the United Kingdom, each manager has represented and agreed (1) that it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by such manager in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to us, and (2) that it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by such manager in relation to the notes in, from or otherwise involving the United Kingdom.

Each manager has agreed that it will not offer or sell any notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan including any corporation or other entity organized under the laws of Japan) or to others for the re-offering or re-sale, directly or indirectly, in Japan or to a resident of Japan except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law of Japan and other relevant laws and regulations of Japan.

Furthermore, each manager has agreed that it will not purchase, deliver, offer or sell the notes or possess or distribute offering material in relation to the notes in any jurisdiction if such purchase, delivery, offer or sale or the possession or distribution of such offering material would not be in compliance with any applicable law or regulation or if any consent, approval or permission is needed for such purchase, delivery, offer or sale or the possession or distribution by such manager or for or on behalf of us unless such consent, approval or permission has been previously obtained.

Mitsubishi UFJ Securities International plc is not a U.S. registered broker-dealer and, therefore, to the extent that it intends to effect any sales of the notes in the United States, it will do so through one or more U.S. registered broker-dealers as permitted by NASD regulations.

PS-2

United States Federal Income Taxation

If you are a non-U.S. investor, please refer to the section in the accompanying prospectus supplement called “United States Federal Taxation—Tax Consequences to Non-U.S. Holders.” Non-U.S. investors should also note that the discussion in the accompanying prospectus supplement does not address the tax consequences to non-U.S. investors for whom income or gain in respect of the notes is effectively connected with the conduct of a trade or business of the non-U.S. investor in the United States. Such non-U.S. investors should consult their tax advisers regarding the potential tax consequences of an investment in the notes.

The notes will be treated as part of the same “issue” as the Fixed Rate Senior Notes Due 2018 issued by us on April 1, 2008 (the “old notes”) for U.S. federal income tax purposes. Accordingly, for U.S. federal income tax purposes, the issue price and issue date of the notes will be the same as those of the old notes.

You should consult your tax advisers regarding all aspects of the U.S. federal tax consequences of investing in the notes, as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

PS-3